Exhibit 99.2

PETAQUILLA MINERALS LTD.

For the Three and Six Months Ended November 30, 2012 and 2011

Management’s Discussion and Analysis
Of Financial Condition and Results of Operations

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Petaquilla Minerals Limited (“PTQ” or the “Company”) reports the financial results for the three and six months ended November 30, 2012 which have been prepared on the basis of available information up to January 14, 2013. Management’s discussion and analysis should be read in conjunction with the unaudited condensed interim consolidated financial statements and related notes thereto of the Company, as at and for the six months ended November 30, 2012 and the audited consolidated financial statements and related notes, as at and for the year ended May 31, 2012.

Management’s discussion and analysis provides a review of the performance of PTQ’s business and compares its performance for the three and six months ended November 30, 2012 with the three and six months ended November 30, 2011.

FORWARD-LOOKING STATEMENTS

Certain statements in this Management’s Discussion and Analysis (“MD&A”) constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. These Forward-Looking Statements include, among others, statements concerning the Company's future objectives, measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of construction, gold production and capital expenditure costs. Forward-Looking Statements can be identified by the use of words such as "are expected", "is forecast", “is targeted”, "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company’s views as of the date of this MD&A. The Company anticipates that subsequent events and developments may cause the

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Company's views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law.

NON-IFRS PERFORMANCE MEASURES

The Company has included the non-IFRS performance measures unit cash cost per ounce of gold equivalent sold, earnings before interest, tax, depreciation and amortization (“EBITDA”), adjusted EBITDA, operating margin, and working capital. These non-IFRS performance measures do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared using IFRS. More specifically, Management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide, among others: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold, (ii) the trend in costs as the mine matures, (iii) an internal benchmark of performance to allow for comparison against other mines (iv) the ability of the Company to generate earnings associated with positive cash flows and (v) the Company’s ability to settle liabilities due within one year.

Cash cost per ounce of gold equivalent sold includes mine site operating costs such as mining, processing, administration, information technology, safety, health, environment management and by product credits from the sale of silver and aggregates but is exclusive of amortization, depreciation, depletion, reclamation costs, capital costs, exploration and evaluation costs, royalties and corporate administration costs.

BASIS OF PREPARATION

The condensed interim consolidated financial statements for the six months ended November 30, 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended May 31, 2012, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies adopted are consistent with those of the previous financial year, originally disclosed in Note 3 to the audited consolidated financial statements for the year ended May 31, 2012, and are based on IFRS issued and outstanding as of January 14, 2013, the date the Board of Directors approved the condensed interim consolidated financial statements for the six months ended November 30, 2012.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

OVERALL PERFORMANCE

Executive Highlights

Financial Performance

	6 months ended			3 months ended
Key Performance Indicator	November 30		Variation	November 30		Variation
	FY 2013	FY 2012		FY 2013	FY 2012
Revenue	$55.4 M	$51.5 M	8%	$29.5 M	$25.3 M	17%
Operating profit	$25.0 M	$20.5 M	22%	$14.9 M	$10.6 M	41%
Earnings from operations	$12.8 M	$9.6 M	33%	$8.0 M	$3.4 M	135%
EBITDA	$22.0 M	$18.2 M	21%	$12.5 M	$7.4 M	69%
Adjusted EBITDA	$28.2 M	$22.3 M	26%	$16.0 M	$9.5 M	68%
Cash cost per ounce	$483	$543	(11%)	$444	$546	(19%)
Realized gold price	$1,660	$1,655	$5	$1,724	$1,717	$7

  On December 28, 2012, the Company has received and accepted an indicative term sheet for a loan facility from Red Kite Mine Finance Trust I (“Red Kite”) for an aggregate $140 million (see Note 27 to the condensed interim consolidated financial statements for the six months ended November 30, 2012).

Operational Performance

	6 months ended			3 months ended
Key Performance Indicator	November 30		Variation	November 30		Variation
	FY 2013	FY 2012		FY 2013	FY 2012
Gold production	38 koz	36 koz	5%	20 koz	18 koz	11%
Gold Equiv. production	39 koz	37 koz	5%	20.5 koz	18.5 koz	11%
Gold stockpiled (*)	116 koz	64 koz	81%	116 koz	64 koz	81%
(*) Total ounces of gold stockpiled as at the end of each period.

  Commissioning of Molejon Gold Plant Expansion, at the end of the second quarter of fiscal 2013, as part of the Company’s strategy to increase gold production at its Molejon mine.

  Filing of a National Instrument 43-101 compliant Technical Report on the Palmilla Gold Project, located in the Belencillo Concession and associated with the Company’s Molejon gold operation, with an estimated content of 502,800 ounces of gold equivalent of inferred resources.

  Completion of the titling process for the Lomero-Poyatos project in Spain, enabling the Company to continue work to bring the mine back into operation.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Business Overview

The Company is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and selected acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content. The Company received its operating permit from the Government of Panama on November 18th, 2009, authorizing the Company to proceed to commercial production of its 100% owned Molejon deposit. The Company achieved commercial production on January 8th, 2010, after having run its operations at an average of 70% of its normal capacity for a consecutive period of 30 days. During the last week of the second quarter of fiscal 2013, we have commissioned a plant capacity expansion at the Molejon Mine, which we expect will enable us to increase our gold equivalent ounces produced at the Molejon Mine to approximately 85,000 to 95,000 ounces for the fiscal year ending May 31, 2013 and to approximately 130,000 to 140,000 ounces for the fiscal year ending May 31, 2014.

During the second quarter of fiscal 2012, the Company acquired Iberian Resources Corp. ("Iberian") (the "Acquisition"). Iberian owns 100% of the Lomero-Poyatos Project through its wholly-owned Spanish affiliate, Corporacion de Recursos Iberia S.L. The Lomero-Poyatos Project is located about 85 kilometres northeast of Seville, in the northeast part of the Iberian Pyrite Belt. Iberian also owns several other exploration licenses in Iberia through its wholly-owned Spanish and Portuguese affiliates Sulfuros Complejos Andalucia Mining S.L. (“SCA”) and Almada Mining S.A. (“Almada”). In May 2012, an independent consultant completed a technical report that reviewed and verified the resource base at Lomero-Poyatos Mine. According to Lomero-Poyatos NI 43-101 Report, the Lomero-Poyatos Mine contains an estimated inferred mineral resource of 6.07Mt averaging 4.25 g/t of gold and 88.74 g/t of silver.

Environmental, technical and economic permits have been approved by the Andalusian Autonomous Government and, during the second quarter of fiscal 2013, the Company completed the titling process obtaining the administrative authorization to commence operations at Lomero-Poyatos Project, with the goal of initiating commercial on-site production by August 31, 2014. During the interim ramp-up period before commercial production begins at the Lomero-Poyatos Mine, management’s plan is to ship mineralized material from the Lomero-Poyatos Mine to the Molejon Mine for metallurgical testing and processing at a new flotation processing facility at the Molejon Mine.

On September 27, 2012 Inmet Mining Corporation (“Inmet”) issued a take-over bid circular to Petaquilla Shareholders making an offer to purchase all the issued and outstanding common shares, together with associated rights issued and outstanding from time to time under the Shareholder Rights Plan, of Petaquilla not already owned by Inmet at a price of (i) 0.0109 Inmet shares and $0.001 in cash; or (ii) a cash amount that is greater than $0.001 but not more than $0.48, and, if such elected cash amount is less than $0.48, that number of common shares of Inmet equal to the excess of $0.48 over the elected cash amount, divided by $43.945, per common share, upon the terms and subject to the conditions set forth in the Inmet Offer and the above mentioned circular.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

After careful consideration, including a thorough review by the Board of Petaquilla, in consultation with its financial and legal advisors, of the terms and conditions of the Inmet Offer, the Board of Petaquilla, by unanimous vote of the directors at a meeting held on October 12, 2012, determined that the Inmet Offer is not in the best interests of Petaquilla, Petaquilla Shareholders and other stakeholders. On November 5, 2012 the Inmet Offer expired in accordance with the offer’s terms. The Company remains committed to engaging in discussions with Inmet to ensure that the value of the Company is maximized.

OPERATING PERFORMANCE

	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total
	2013	2013	2013	2012	2012	2012	2012	2012

Gold mined – oz	25,865	36,713	62,578	31,590	36,304	37,056	33,203	138,153

Gold stockpiled – oz (*)	115,544	112,266	115,544	95,897	84,572	63,878	43,213	95,897

Gold produced – oz	20,025	17,882	37,907	17,725	14,163	18,100	18,014	68,002

Gold equivalent produced – oz	20,518	18,459	38,977	18,122	14,427	18,496	18,458	69,503

Gold equivalent sold – oz	17,905	17,597	35,502	15,546	13,040	16,297	17,987	62,870

Average realized gold price ($/oz)	$1,724	$1,595	$1,660	$1,617	$1,622	$1,717	$1,600	$1,640

Cash cost per ounce of gold equivalent sold ($/oz)	$444	$524	$483	$612	$616	$546	$537	$574

(*) Total ounces of gold stockpiled as at the end of each period.

	Q4	Q3	Q2	Q1	Total
	2011	2011	2011	2011	2011

Gold mined – oz	25,302	18,566	24,330	17,963	86,161

Gold stockpiled – oz (*)	25,088	14,618	9,803	7,216	25,088

Gold produced – oz	16,735	12,825	15,268	10,738	55,566

Gold equivalent produced – oz	17,240	13,020	15,451	10,864	56,575

Gold equivalent sold – oz	14,843	14,064	13,320	12,390	54,617

Average realized gold price ($/oz)	$1,472	$1,377	$1,328	$1,206	$1,348

Cash cost per ounce of gold equivalent sold ($/oz)	$525	$627	$640	$729	$625

(*) Total ounces of gold stockpiled as at the end of each period.

During the second quarter of fiscal 2013, gold equivalent produced at 20,518 ounces increased by 11% compared to previous quarter and same period of previous fiscal 2012, reaching the highest level of production since the Company started its commercial production in January 2010.

Cash cost per ounce of gold equivalent sold at $444 for the second quarter of fiscal 2013 decreased by 15% compared to previous quarter mainly due to a 14% decrease in cost of

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

production associated with the gold equivalent sold during the period which also increased a 2% compared to previous quarter.

Gold mined during second quarter of fiscal 2013 equaled 25,865 ounces contributing to reach 115,544 stockpiled gold ounces as part of the Company's plans to increase gold production at its Molejon gold mine. During the second quarter of fiscal 2013 ongoing start up of the Company’s on/off leach operation continued. Production through the on/off leach operation, is expected to progressively increase to a range of 1,000/1,500 ounces, monthly, during the second half of fiscal 2013.

During the second quarter of fiscal 2013 gold equivalent sold increased by 2% compared to previous quarter. Revenue for the quarter ended November 30, 2012 reached a total of $29.5 million, an increase of 14% compared to previous quarter. Cash cost per ounce of gold equivalent sold for the quarter ended November 30, 2012 was at $444, representing a reduction of 15% compared to previous quarter and 19% compared to same quarter of fiscal 2012.

Pre-stripping activities at the mine have progressed during the second quarter of fiscal 2013 and were in line with the updated mine plan. Total pre-stripping work, which has been divided into five stages, will provide access to 4,100,000 tons of ore representing approximately 261,000 ounces of contained gold for the simultaneous feeding of the processing plant and the on/off leach operation. As of the end of second quarter of fiscal 2013, stages one through four of the pre-stripping plan have been completed and stage five is in progress. As a result, as of the end of second quarter of fiscal 2013, approximately 172,000 contained gold ounces have been mined and partly processed or stockpiled for future production.

As part of the planned expansion of the Company’s production system at its Molejon Gold Mine facility, during second quarter of fiscal 2013, the Company’s infrastructure subsidiary, Panama Desarrollo de Infraestructuras S.A. (“PDI Panama”), has commissioned a second new Sandvik mobile crushing system, which has increased PDI Panama’s aggregate production capacity and in-pit crushing operations by approximately 10,000 tonnes per day. During previous fiscal 2012 PDI Panama had acquired a new Metso mobile crushing system. This additional crushing capacity supports the expansion of the Molejon Gold Plant which has been also commissioned during the last week of November 2012. With the commissioning of this expansion at the Molejon Gold Plant, Petaquilla has increased its processing capacity in 1,000 tpd, bringing total processing capacity to approximately 4,000 tpd.

Effective on September 1, 2012, a resource and reserve estimate has been completed by Behre Dolbear & Company (USA) Inc (“Behre Dolbear”) for the Botija Abajo deposit, associated with Molejon gold operations. As a result of this estimate, the Company reported additional reserves of 210,000 gold equivalent ounces at its Molejon Project in Panama. During current fiscal 2013 additional resource reports has been completed for the Company’s Palmilla deposits in Panama with an estimated content of 502,800 ounces of gold equivalent of inferred resources.

During the second half of fiscal 2013, additional resource reports will be completed for the Company’s Oro del Norte deposit in Panama, as well as for Lomero-Poyatos in Spain. The Company is also working towards completing a Feasibility Study on Lomero-Poyatos with a view to initiating processing operations in Spain by mid-2014.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

In connection with the spin-out of our Infrastructure subsidiary, Panama Development and Infrastructure Ltd. (“PDI”), once the payout of the gold and silver forward contracts and the convertible loan with Deutsche Bank will be made, the completion of the transaction would be subject to the regulatory and shareholder approval and would take place during the first calendar quarter of 2013.

During the quarter ended November 30, 2012, the Company delivered 4,455 ounces of gold and 31,400 ounces of silver to Deutsche Bank, in accordance with the terms of the Forward Gold and Silver Purchase Agreements signed during fiscal years 2011 and 2012, respectively. The Company has an obligation to deliver 40,545 ounces of gold and 453,600 ounces of silver in future periods (see Note 27 to the condensed interim consolidated financial statements for the six months ended November 30, 2012).

The following table provides a reconciliation of cash costs per ounce of gold equivalent sold to total cost of sales per the condensed interim consolidated financial statements:

	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total
	2013	2013	2013	2012	2012	2012	2012	2012
Production costs ($’000)	10,773	11,264	22,037	12,388	9,419	10,708	11,549	44,064
Less Royalties ($’000)	(1,963)	(1,810)	(3,773)	(1,623)	(1,384)	(1,812)	(1,898)	(6,717)
Less Cost Associated to JV Meco/PDI ($’000)	(867)	(235)	(1,102)	(1,249)	-	-	-	(1,249)
Cash operating costs ($’000)	7,943	9,219	17,162	9,516	8,035	8,896	9,651	36,098
Gold equivalent sold (oz)	17,905	17,597	35,502	15,546	13,040	16,297	17,987	62,870
Cash cost per ounce of gold equivalent sold ($/oz)	$444	$524	$483	$612	$616	$546	$537	$574

	Q4	Q3	Q2	Q1	Total
	2011	2011	2011	2011	2011
Production costs ($’000)	9,221	10,115	9,745	10,076	39,157
Less Royalties ($’000)	(1,433)	(1,301)	(1,222)	(1,039)	(4,995)
Less Cost Associated to JV Meco/PDI ($’000)	-	-	-	-	-
Cash operating costs ($’000)	7,788	8,814	8,523	9,037	34,162
Gold equivalent sold (oz)	14,843	14,064	13,320	12,390	54,616
Cash cost per ounce of gold equivalent sold ($/oz)	$525	$627	$640	$729	$625

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

SELECTED FINANCIAL INFORMATION

Key Financial Data (000’s)	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total
	2013	2013	2013	2012	2012	2012	2012	2012

Revenue	$29,464	$25,925	$55,389	$23,978	$18,832	$25,311	$26,177	$94,298

Operating margin	14,857	10,158	25,015	8,138	6,330	10,630	9,836	34,934

Net income	2,062	3,267	5,329	4,047	4,507	8,897	4,969	22,420

EBITDA	12,517	9,469	21,986	2,259	3,607	7,362	10,815	24,043
Adjusted EBITDA	15,994	12,228	28,222	4,496	5,715	9,488	12,765	32,464

Working capital (deficit)	(46,852)	(42,214)	(46,852)	(41,775)	(43,491)	(31,033)	(27,136)	(41,775)

Long term liabilities	50,286	52,454	50,286	49,727	55,012	68,089	73,765	49,727

Total Liabilities	143,645	133,173	143,645	130,322	124,004	122,672	120,670	130,322

Cash position	16,665	12,742	16,665	11,962	9,781	12,540	11,626	11,962

Total Assets	$206,759	$193,490	$206,759	$186,251	$179,214	$175,873	$135,966	$186,251

Key Financial Data (000’s)	Q4	Q3	Q2	Q1	Total
	2011	2011	2011	2011	2011

Revenue	$20,928	$18,682	$17,371	$14,728	$71,709

Operating margin	8,005	5,474	4,726	1,836	20,041

Net income (loss)	24,151	1,077	(23,333)	(5,738)	(3,843)

EBITDA	6,522	1,104	(1,510)	67	6,183

Adjusted EBITDA	7,157	1,952	706	67	9,882

Working capital (deficit)	(23,849)	(25,086)	(47,274)	(29,188)	(23,849)

Long term liabilities	74,946	82,642	80,821	84,976	74,946

Total Liabilities	118,335	120,140	139,661	120,440	118,335

Cash position	11,905	9,738	8,460	3,141	11,905

Total Assets	$128,733	$106,768	$97,453	$89,649	$128,733

Following is showed reconciliation between the Net income (loss) and the EBITDA for each of the periods disclosed within the previous selected financial information.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total
	2013	2013	2013	2012	2012	2012	2012	2012

Net income	$2,062	$3,267	$5,329	$4,047	$4,507	$8,897	$4,969	$22,420

Finance income (expense), net	440	735	1,175	1,363	499	151	161	2,174

Non-operating income (expenses)	5,503	762	6,265	(6,603)	(4,482)	(5,659)	893	(15,851)

Depreciation, depletion & amortization	4,512	4,705	9,217	3,452	3,083	3,973	4,792	15,300

EBITDA	$12,517	$9,469	$21,986	$2,259	$3,607	$7,362	$10,815	$24,043

	Q4	Q3	Q2	Q1	Total
	2011	2011	2011	2011	2011

Net income (loss)	$24,151	$1,077	$(23,333)	$(5,738)	$(3,843)

Finance income (expense), net	400	(467)	419	182	534

(Non-operating income expenses)	(21,731)	(2,499)	18,404	2,807	(3,019)

Depreciation, depletion & amortization	3,702	2,993	3,000	2,816	12,511

EBITDA	$6,522	$1,104	$(1,510)	$67	$6,183

As it has been described in Note 27 to the condensed interim consolidated financial statements for the six months ended November 30, 2012, the Company has received and accepted an indicative term sheet for a loan facility from Red Kite Mine Finance Trust I for an aggregate $140 million. If the facility is closed, it will allow the Company to negotiate a payout of its existing gold and silver prepayment contracts and convertible loan with Deutsche Bank, effectively freeing an average of 1,500 gold ounces monthly. By selling gold and silver at the prevailing spot prices, the Company anticipates that it will realize significant increases in its sales prices, and as a consequences significant increase in its EBITDA.

The following table presents, on an as adjusted basis, the calculation of Company’s EBITDA, after giving effect to the termination of prepaid forward minerals purchase contracts entered with Deutsche Bank.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total
	2013	2013	2013	2012	2012	2012	2012	2012

EBITDA	$12,517	$9,469	$21,986	$2,259	$3,607	$7,362	$10,815	$24,043

Termination of prepaid forward minerals purchase contracts	3,477	2,759	6,236	2,237	2,108	2,126	1,950	8,421

Adjusted EBITDA	$15,994	$12,228	$28,222	$4,496	$5,715	$9,488	$12,765	$32,464

	Q4	Q3	Q2	Q1	Total
	2011	2011	2011	2011	2011

EBITDA	$6,522	$1,104	$(1,510)	$67	$6,183

Termination of prepaid forward minerals purchase contracts	635	848	2,216	-	3,699

Adjusted EBITDA	$7,157	$1,952	$706	$67	$9,882

During the second quarter of fiscal 2013 the operating margin of the Company, at $14.9 million, increased by 46% compared to previous quarter and 41% compared to the same period of fiscal 2012. These increases were mainly due to higher amounts of revenues recognized due to higher quantities of gold sold, period over period, and better market conditions with increases in spot prices. Revenue for the second quarter of fiscal 2013 at $29.5 million increased by 14% compared to previous quarter and 16% compared to same period of fiscal 2012. The improvement of 2% and 10%, respectively in gold equivalent sold and obtaining an average realized gold price of $1,724 during the second quarter of fiscal 2013 compared to $1,595 in previous quarter were some of the reasons for the growth in revenues between quarters. In addition, the $2.6 million in revenue recognized by PDI S.A. during the six months ended November 30, 2012, in connection with its construction contracts executed with third parties, contributed with the increase in the Company’s revenues comparing to same period of fiscal 2012.

After considering the general and administrative expenses and other corporate expenditures, the Company earned from operations $8 million during the three months ended November 30, 2012 and $12.8 million in cumulative basis for the six months ended November 30, 2012. These earnings from operations represented increases of 135% and 33% compared to same periods of fiscal 2012, respectively.

RESULTS OF OPERATIONS

The Company’s condensed interim consolidated financial statements for the six months ended November 30, 2012, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Boards (“IASB”) and all amounts are expressed in United States dollars unless otherwise indicated.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

The operating results of PTQ reflect its ongoing administrative costs, net of interest and other income, revenues from the sale of gold and construction contracts performed by PDI, production and operating expenses and amortization and depletion. Commercial production at the Molejon Gold mine commenced on January 8, 2010.

SUMMARY OF RESULTS ($’000)
	2012	2012	Total	2012	2012	2011	2011	Total
	Nov 30	Aug 31	2013	May 31	Feb 29	Nov 30	Aug 31	2012
	Q2	Q1		Q4	Q3	Q2	Q1

Revenues	29,464	25,925	55,389	23,978	18,832	25,311	26,177	94,298
Cost of sales	(10,773)	(11,264)	(22,037)	(12,388)	(9,419)	(10,708)	(11,549)	(44,064)
Depletion and amortization	(3,834)	(4,503)	(8,337)	(3,452)	(3,083)	(3,973)	(4,792)	(15,300)
Operating Margin	14,857	10,158	25,015	8,138	6,330	10,630	9,836	34,934

General and administrative	(4,307)	(3,026)	(7,333)	(6,432)	(2,339)	(3,492)	(1,966)	(14,229)
Donations and community relations	(477)	(276)	(753)	(621)	63	(640)	(345)	(1,543)
Exploration and evaluation costs	(2,008)	(1,984)	(3,992)	(2,232)	(3,477)	(2,824)	(1,372)	(9,905)
Share-based payments	(60)	(108)	(168)	(48)	(53)	(284)	(130)	(515)
Other operating expenses	-	-	-	-	-	-	-	-
Earnings (loss) from Operations	8,005	4,764	12,769	(1,195)	524	3,390	6,023	8,742

Finance expense, net	(440)	(735)	(1,175)	(1,362)	(499)	(151)	(162)	(2,174)
Non-operating (expenses) income	(5,503)	(762)	(6,265)	6,604	4,482	5,658	(892)	15,852

Net income	2,062	3,267	5,329	4,047	4,507	8,897	4,969	22,420

Earnings per share – basic and diluted	$0.01	$0.02	0.02	$0.02	$0.02	$0.03	$0.03	$0.10

	2011	2011	2010	2010	Total
	May 31	Feb 28	Nov 30	Aug 31	2011
	Q4	Q3	Q2	Q1

Revenues	20,928	18,682	17,371	14,728	71,709
Cost of sales	(9,221)	(10,115)	(9,745)	(10,076)	(39,157)
Depletion and amortization	(3,702)	(3,093)	(2,900)	(2,816)	(12,511)
Operating Margin	8,005	5,474	4,726	1,836	20,041

General and administrative	(2,664)	(2,620)	(2,822)	(1,982)	(10,088)
Donations and community relations	(1,392)	(242)	(43)	(30)	(1,707)
Exploration and evaluation costs	(2,644)	(1,949)	(2,351)	(2,325)	(9,269)
Share-based payments	(220)	(495)	(32)	(172)	(919)
Other operating expenses	1,735	(2,057)	(3,988)	(76)	(4,386)
Earnings (loss) from Operations	2,820	(1,889)	(4,510)	(2,749)	(6,328)

Finance expense, net	(400)	467	(419)	(182)	(534)
Non-operating (expenses) income	21,731	2,499	(18,404)	(2,807)	3,019

Net income / (loss)	24,151	1,077	(23,333)	(5,738)	(3,843)

Earnings / (loss) per share – basic and diluted	$0.14	$0.01	$(0.18)	$(0.05)	$(0.01)

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

RESULTS OF OPERATIONS - FOR THE SIX MONTHS ENDED NOVEMBER 30, 2012 COMPARED TO THE SIX MONTHS ENDED NOVEMBER 30, 2011

Operating Margin

During the six months ended November 30, 2012 operating margin was $25 million compared to $20.5 million obtained during the same period of fiscal 2012. This improvement of 22% in the operating margin was due to the following reasons:

  Gold sales and cost of sales

During the six months ended November 30, 2012 gold equivalent sales totaled 35,502 ounces, corresponding to an increase of 4% compared with the same period of fiscal 2012 (34,284 ounces). Gold sales and cost of sales were $55.4 million and $22 million, respectively, corresponding to an average sales price of $1,660 and cost of sales per ounce of $483. Average sales price stayed in a similar level compared to the same period of previous fiscal 2012 ($1,655) and cost of sales per ounce decreased by 11% compared to the same period of fiscal 2012 ($541).

  Amortization and depletion

Amortization of production equipment and depletion of mineral properties was $8.3 million for the six months ended November 30, 2012 compared to $8.8 million for the same period of fiscal 2012. The decrease by 5% was mainly due to an increase in the gold reserves base used for the depletion calculation of the mineral properties compared to the same period of fiscal 2012.

Earnings from Operations

During the six months ended November 30, 2012 Earnings from Operations at $12.8 million increased by 33% compared to the same period of fiscal 2012, mainly due to a 22% increase in operating margin compensated by a lower increase in expenses at 13%. The mentioned increase in expenses was largely due to:

  An increase of $1.9 million in general and administrative (mainly due to $0.8 million accounting and legal fees, $0.7 million in office administration and $0.7 million in travel expenses) offset by a decrease of $0.2 in exploration and evaluation costs and $0.2 million in share-based payments. The main reason for the increase in general and administrative expenses has been the addition to the consolidated results of those general and administrative expenses incurred by Iberian Resources Corp. that was acquired by the Company during the second quarter of fiscal 2012, and for this reason the comparative figures for the six months ended November 30, 2011 considers only one quarter of general and administrative expenses, instead of the two quarters that has been considered for the six months ended November 30, 2012.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Net income

Net income for the six months ended November 30, 2012 decreased by 62% to $5.3 million compared to $13.9 million for the same period of fiscal 2012. Following is a variance analysis showing the main reasons for this decrease:

	Variance
	($ millions)%
Net income for the six months ended November 30, 2011	13.9	-
Increase in Operating Margin	4.6	22%
Increase in Expenses	(1.4)	13%
Increase in Finance expense, net (*)	(0.7)	142%
Increase in Other non-operating expenses (**)	(11.1)	231%
Net income for the six months ended November 30, 2012	5.3	(62%)

(*) The increase in finance expenses during the six months ended November 30, 2012 was due to an increase in interest on long-term debt in amount of $0.7 million due to. a higher outstanding amount of long-term debt exposed during the six months ended November 30, 2012 compared to the six months ended November 30, 2011.

(**) The increase in other non-operating expenses during the six months ended November 30, 2012 was mainly due to $4 million in connection with the variation in the marked to market valuation of the shares purchase warrants (income of $3.5 million during the six months period ended November 30, 2011 against a loss of $0.5 million during the six months period ended November 30, 2012). In addition, a loss of $2.1 million due to the fair value of the embedded derivative portion of the silver prepay agreement during the six months ended November 30, 2012 (November 30, 2011 – Nil). Furthermore, during the six months ended November 30, 2011 the Company recognized a gain resulting from Azuero exchanging the shares of Iberian for shares in Petaquilla (six months ended November 30, 2012 – Nil). See Note 19 to the condensed interim consolidated financial statements for the six months ended November 30, 2012.

Cash Flow

Operating Activities

Net cash flow from operations during the six months ended November 30, 2012 amounted to $6.5 million, compared to $14.1 million for the same period of fiscal 2012.

This decrease in cash flow generated from operations is attributable mainly to the 62% decrease in net income for the six months ended November 30, 2012 compared to the same period of fiscal 2012 and the changes in non-cash working capital accounts for an amount of $(4.7) million comparing the six months ended November 30, 2012 against the same period of fiscal 2011.

Financing Activities

There was a net cash inflow of $4 million from financing activities during the six months ended November 30, 2012. This compares to a net cash inflow of $0.4 million during the same period of fiscal 2012.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

The increase in cash provided by financing activities during the six months ended November 30, 2012 was due to the proceeds of new bank loans, in amount of $5.6 million, in connection with mainly the expansion of the Molejon Gold Plant in Panama.

Investing Activities

There was a net cash outflow of $11.2 million for the six months ended November 30, 2012, compared to a net cash outflow of $17.1 million for the same period of fiscal 2012.

Investment in mineral properties, plant & equipment was $(10.8) million for the six months ended November 30, 2012 compared to $(14.2) million for the same period of fiscal 2012.

RESULTS OF OPERATIONS - FOR THE THREE MONTHS ENDED NOVEMBER 30, 2012 COMPARED TO THE THREE MONTHS ENDED NOVEMBER 30, 2011

Operating Margin

During the three months ended November 30, 2012 operating margin was $14.9 million compared to $10.6 million obtained during the same period of fiscal 2012. This improvement of 41% in the operating margin was due to the following reasons:

  Gold sales and cost of sales

During the three months ended November 30, 2012 gold equivalent sold totaled 17,905 ounces, corresponding to an increase of 10% compared with the same period of fiscal 2012 (16,297 ounces). Gold sales and cost of sales were $29.5 million and $10.8 million, respectively, corresponding to an average sales price of $1,724 and cost of sales per ounce of $444. Average sales price stayed in a similar level compared to the same period of previous fiscal 2012 ($1,717) and cost of sales per ounce decreased by 19% compared to the same period of fiscal 2012 ($546).

  Amortization and depletion

Amortization of production equipment and depletion of mineral properties was $3.8 million for the three months ended November 30, 2012 compared to $4 million for the same period of fiscal 2012. The decrease by 5% was mainly due to an increase in the gold reserves base used for the depletion calculation of the mineral properties compared to the same period of fiscal 2012.

Earnings from Operations

During the three months ended November 30, 2012 Earnings from Operations at $8 million increased by 135% compared to the same period of fiscal 2012, mainly due to a 41% increase in

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

operating margin and a decrease in expenses at 5%. The mentioned decrease in expenses was largely due to:

  A decrease of $0.8 million in exploration and evaluation costs, a decrease of $0.2 million in donations and a decrease of $0.2 million on share-based payments, offset by an increase of $0.9 million in general and administrative ($0.4 million accounting and legal fees and $0.5 million in travel expenses).

Net income

Net income for the three months ended November 30, 2012 decreased by 77% to a net income of $2.1 million compared to a $8.9 million of net income for the same period of fiscal 2012. Following is a variance analysis showing the main reasons for this decrease:

	Variance
	($ millions)%
Net income for the three months ended November 30, 2011	8.9	-
Increase in Operating Margin	4.2	41%
Decrease in Expenses	0.4	(5%)
Increase in Finance expense, net (*)	(0.3)	191%
Increase in Other non-operating expenses (**)	(11.1)	197%
Net income for the three months ended November 30, 2012	2.1	(77%)

(*) The increase in finance expenses during the three months ended November 30, 2012 was mainly due to an increase in interest on long-term debt in amount of $0.4 million due to a higher outstanding amount of long-term debt exposed during the three months ended November 30, 2012 compared to the three months ended November 30, 2011.

(**) The increase in other non-operating expenses during the three months ended November 30, 2012 was mainly due to $4.4 million in connection with the variation in the marked to market valuation of the shares purchase warrants (income of $4 million during the three months period ended November 30, 2011 against a loss of $0.5 million during the three months period ended November 30, 2012). In addition, a loss of $1.7 million due to the fair value of the embedded derivative portion of the silver prepay agreement and the conversion feature of the Convertible Loan with Deutsche Bank, during the three months ended November 30, 2012 (November 30, 2011 –Nil). Furthermore, during the three months ended November 30, 2011 the Company recognized a gain resulting from Azuero exchanging the shares of Iberian for shares in Petaquilla (three months ended November 30, 2012 –Nil). See Note 19 to the condensed interim consolidated financial statements for the six months ended November 30, 2012.

Cash Flow

Operating Activities

Net cash flow from operations during the three months ended November 30, 2012 amounted to $4.7 million, compared to $4.2 million for the same period of fiscal 2012.

This increase in cash flow generated from operations during the three months ended November 30, 2012 compared to same period of fiscal 2012 is attributable mainly to the changes in non-cash working capital accounts for an amount of $1.7 million.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Financing Activities

There was a net cash inflow of $0.1 million from financing activities during the three months ended November 30, 2012. This compares to a net cash inflow of $1.4 million during the same period of fiscal 2012.

The decrease in cash provided by financing activities during the three months ended November 30, 2012 was due to a lower proceeds of new bank loans, in amount of $1 million.

Investing Activities

There was a net cash outflow of $4 million for the three months ended November 30, 2012, compared to a net cash outflow of $5.6 million for the same period of fiscal 2012.

Investment in mineral properties, plant & equipment was $(4.8) million for the three months ended November 30, 2012 compared to $(4.6) million for the same period of fiscal 2012.

LIQUIDITY AND CAPITAL RESOURCES

During the six months ended November 30, 2012 gold equivalent production at 38,977 ounces increased by 5% compared to same period of fiscal 2012; meanwhile gold equivalent sold at 35,502 ounces increased by 4% compared to the same period of fiscal 2012. In addition, operating margin for the six months ended November 30, 2012 improved by 22% compared to same period of fiscal 2012 mainly due to a decrease by 11% in cash cost per ounce of gold sold, the mentioned increase in gold equivalent sold by 4% and an increase in revenue by $2.6 million in connection with the construction contracts awarded and executed by PDI S.A.

During the second quarter of fiscal 2013, a new short term bank loans in amount of $1 million were disbursed as planned, in order to manage working capital needs during the three months ended November 30, 2012.

Working capital is defined as current assets less current liabilities and provides a measure of the Company’s ability to settle liabilities due within one year. As at November 30, 2012 working capital deficiency at $46.9 million, increased by 11% compared to August 31, 2012. Although this increase, the operational results and cash flow generated by operations plus the cash flow that would be released from the obligations to Deutsche Bank, after paying out the gold and silver prepay agreements, will produce an increase in the free cash flow coming from operations and it will allow to the Company to start reducing the deficit in working capital on a consistent basis.

Total assets of the Company as of November 30, 2012 increased by 11% compared to those at the end of fiscal 2012, while total liabilities of the Company as of November 30, 2012 increased by 10% compared to May 31, 2012. As at November 30, 2012, the Company’s equity was at $63.1 million, representing an 13% of increase compared to the end of fiscal year 2012. This increase is mainly derived from the net comprehensive income for the six months ended November 30, 2012 in amount of $7.0 million.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

As it is described in Note 27 to the condensed interim consolidated financial statements for the six months ended November 30, 2012, the Company has received and accepted an indicative term sheet for a loan facility for an aggregate $140 million. Proceeds will be used for paying out the gold and silver prepayment agreement with Deutsche Bank, and as a consequence freeing a monthly average quantity of 1,500 ounces of gold with a positive impact to the Company’s cash flow.

As of November 30, 2012, the Company has accumulated a deficit of $(117,639,958) (May 31, 2012 - $(122,969,497)). However, during the six months ended November 30, 2012, the Company has earned a net income of $5.3 million.

The operating cash flow and profitability of the Company are affected by various factors, including the amount of gold produced and sold, the market price of gold, operating costs, interest rates, environmental costs, the level of exploration activity, labour risk, the risk of business disruption due to environmentalist activities and political risk. The Company seeks to manage the risks associated with its business; however, many of the factors affecting these risks are beyond the Company’s control.

Management believes that based on the Company’s planned fiscal 2013 projections, the Company has sufficient cash flow to operate for the next twelve months.

COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments:

	Less than 1				More than 5
	year	2 years	3 years	4-5 years	years
	($)	($)	($)	($)	($)

Office lease	39,175	24,881	-	-	-
Obligation under financing lease	3,105,010	3,288,644	3,445,680	2,344,750	-
Long-term debt	4,971,968	2,131,768	2,268,303	2,092,362	-
Fundacion Petaquilla (1)	1,440,000	1,440,000	1,440,000	-	-
Community support obligation (1)	-	-	-	2,160,000	-
Closure and reclamation obligation	5,000	5,000	105,000	1,069,663	9,431,381

	9,561,153	6,890,293	7,258,983	7,666,775	9,431,381

(1)

The Company has committed funding of $120,000 per month to Fundacion Petaquilla, an organization which promotes a sustainable development culture and administers social programs in the area around the Molejon property, for a contractual term ending in fiscal 2016. Thereafter, the Company has committed to funding a similar amount for the life of the Molejon mine.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

CONTINGENCIES

a)

On February 11, 2011, the Government of Panama made an amendment to the Mineral Resources Code of Panama. However, after this decision the Government of Panama formally requested the National Assembly to revoke Law No. 8 of February 11, 2011, which amended the Mineral Resources Code of Panama in its entirety. The primary focus of the Law No. 8 amendments was to allow foreign sovereign funds to invest in Panamanian resources. In addition, an increase in royalties’ rate by 2% was included in such amendments. In order to be applied to Petaquilla however, the Government must first modify Law No. 9, which remains unchanged as of the date of these condensed interim consolidated financial statements. The cumulative effect of increasing royalties by 2% on the Company’s operations and financial position as of November 30, 2012 would have been an increase in cost of sales of approximately $5 million should the legislation be enacted and applied retroactively.

b)

Autoridad Nacional del Ambiente ("ANAM"), the environmental agency of the Government of the Republic of Panama, had agreed upon a $300,000 payment from Petaquilla Gold SA, a Company's Panamanian subsidiary, as part of the original Environmental Impact Study Category III (EIS) submitted in July 2007. On September 8, 2011, ANAM notified to Petaquilla Gold of a revised statement of account in the amount of $500,000 related to the same environmental compensation. As of November 30, 2012 the Company has accrued an amount of approximately $300,000 based on the original EIS submitted in July 2007 which was approved by the ANAM. As of the date of issuance of these condensed interim consolidated financial statements, the matter has been resolved in favor of Petaquilla Gold SA and it’s waiting for ANAM to notify the new billing under the decision of the appealed legal action to make the corresponding payment and finish this transaction.

c)

On September 18, 2012, Petaquilla Copper, S.A. and Inmet Mining Corporation (together, the “Plaintiffs”) filed before the Arbitration Center of the Panamanian Chamber of Commerce (the “Arbitration Center”) a request of arbitration against Petaquilla Gold, S.A. and the Company. In the arbitration request, the Plaintiffs argue that Petaquilla Gold, S.A. and the Company breached their obligations under the Services and Prepayment Agreement entered into by the parties on September 30, 2007. The arbitration is being requested pursuant to an arbitration clause contained in such agreement. The Plaintiffs claim damages in the amount of $5,333,711. As of the date of issuance of these condensed interim consolidated financial statements the arbitration request has been admitted by the Arbitration Center.

d)

During the year ending May 31, 2008, the Company and Inmet Mining Corporation (“Inmet”), pursuant to its acquisition of Petaquilla Copper Ltd. in 2011, a previously owned subsidiary of the Company, were served with a claim by a former officer in the amount of $250,000. Pursuant to an agreement dated October 16, 2012, the former director consented to a dismissal of the claim in return for a sum of $85,000 of which $25,000 was paid for by the Company. The remainder of the obligation was settled by Inmet.

e)

The Company is engaged in certain other legal actions in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on its operating results, liquidity or financial position.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

SUBSEQUENT EVENTS

Subsequent to the six months ended November 30, 2012:

a)

The Company has received and accepted an indicative term sheet for a loan facility from Red Kite Mine Finance Trust I (“Red Kite” or “the Lender”), whereby the Lender has offered to provide the Company with a loan facility for an aggregate $140 million (“the Loan”). An initial tranche of $90 million will be available to the Company upon closing, with the subsequent $50 million to be released based on technical milestones, namely updated National Instrument 43-101 resource estimates on either of the Company’s two projects in Panama or Spain.

The Loan will mature five years from closing with the option to extend for a further one year, subject to the Company meeting certain milestones, and will permit early repayment without penalty. The Loan will bear interest at a base interest rate of the three month US$ LIBOR (“L”), subject to a minimum of 1% plus an interest rate margin of L + 750 basis points on the first $90 million of principal and L + 850 basis points on the last $50 million of principal. Interest and principal shall be payable on a semi-annual basis with the first principal repayment due 18 months after closing of the Loan. The transaction will be subject to originating fees upon closing within a range of 3% to 4%.

The loan facility will be fully and unconditionally guaranteed, on a joint and several basis, by the Company’s existing and future subsidiaries and secured by all current and future assets of the Company.

Pursuant to the terms of the indicative term sheet, the Loan will be complemented by a gold off-take agreement and a copper, zinc and lead off-take agreement, each valid for seven years, covering the production of the Company’s projects in Panama and Spain and based on a discount of $5 applicable to each troy ounce of gold sold by the Company.

b)

Due to a reduced production volume during the month of December 2012 as a result of a planned maintenance shutdown and the initial lower efficiency of re-aligning the production process to incorporate the 4th ball mill, the Company has requested Deutsche Bank for a delayed delivery of December 2012 ounces as per the terms of the Gold Agreement and Silver Agreement (Note 15). The Company has had discussions with Deutsche Bank during January 2013 about rescheduling deliveries out of near term production or by means of a cash payment.

c)	280,500 common shares were repurchased by the Company, at share prices ranging from CAD$0.43 to CAD$0.455.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

CAPITAL STOCK

At January 14, 2013, the Company had unlimited authorized common shares without par value and unlimited authorized preference shares without par value. The Board of Directors assigns the rights and privileges to each series of preference shares upon issue.

At November 30, 2012, there were 222,230,161 common shares issued and outstanding (May 31, 2012 – 221,863,781). There are no preferred shares issued and outstanding. Refer to the condensed interim consolidated financial statements of changes in equity for movements in share capital.

On September 1, 2011 in connection with the acquisition of Iberian (Note 11 to the consolidated financial statements for the year ended May 31, 2012), the Company issued 44,635,225 common shares of the Company, 1,511,248 warrants to purchase 1,640,419 common shares at prices ranging from US$0.14 to US$0.60 and options to purchase 3,357,313 common shares at prices ranging from CAD$0.10 to US$0.60. The 3,357,313 options issued to former Iberian option holders as part of the acquisition are not included in the Company’s incentive share option plan.

On March 8, 2012 in connection with the acquisition of the remaining 31% interest in Minera Belencillo, the Company issued 175,438 common shares valued at $101,430 and has committed to issue a further 250,000 common shares upon commencement of commercial production at the Belencillo concession.

As at January 14, 2013, an aggregate of 222,230,161 common shares were issued and outstanding, of which 17,528,611 were recorded by the Company as “treasury shares”. Refer to Notes 8 and 9 to the condensed interim consolidated financial statements for the six months ended November 30, 2012.

PTQ had the following share purchase warrants outstanding as at January 14, 2013:

Number of Warrants	Exercise
Outstanding	Price	Expiry Date
3,964,000	CAD $0.65	May 21, 2013
1,080,672	$0.40	June 1, 2013
846,000	CAD $0.65	June 4, 2013
157,600	$0.60	December 22, 2013
23,399,402	CAD $1.45	December 30, 2013
6,100,598	CAD $1.45	January 7, 2014
2,500,000	CAD $1.45	January 26, 2014

38,048,272

The following summarizes information about the share options outstanding as at January 14, 2013:

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Number of Share
Options Outstanding	Exercise Price	Expiry Date
309,102	$0.60	January 20, 2013
1,150,000	$0.14	May 6, 2013
271,716	$0.14	June 1, 2013
300,000	CAD $0.52	December 1, 2013
1,169,970	CAD $1.00	December 30, 2013 (*)
273,778	CAD $1.00	January 7, 2014 (*)
125,000	CAD $1.00	January 26, 2014 (*)
2,700,000	CAD $0.23	November 18, 2014
425,000	CAD $0.87	January 5, 2015
425,000	CAD $0.57	March 25, 2015
350,000	CAD $0.53	April 30, 2015
65,000	CAD $0.48	May 13, 2015
685,000	CAD $0.75	November 1, 2015
75,000	CAD $1.00	November 29, 2015
450,000	CAD $1.11	December 21, 2015
25,000	CAD $0.93	April 6, 2016
1,010,115	CAD $0.10	February 28, 2016
1,525,000	CAD $0.34	May 8, 2017

11,334,681

(*) 1,568,748 finder’s stock options exercisable into one common share and one common share purchase warrant, which shall bear an exercise price of CAD$1.45 (see Note 17 to the condensed interim consolidated financial statements for the six months ended November 30, 2012).

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

The Company incurred the following fees and expenses in the normal course of operations in connection with companies controlled by key management, directors or officers during the six months ended November 30, 2012 and 2011. Related party transactions have been measured at the amount of consideration established and agreed to by the transacting parties.

  The Company paid for goods and services provided to the Molejon mine of $206,818 (six months ended November 30, 2011, $307,977) to companies controlled by the Chairman.

  The Company paid legal fees of $81,997 (six months ended November 30, 2011, $Nil) to a law firm where an officer is a partner and is included within general and administrative expenses.

At November 30 2012, $211,066 was owed to related parties (May 31, 2012, $190,551).

Note 9 provides a description of the Iberian asset acquisition. By virtue of common management and directors, this is a related party transaction.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL JUDGEMENTS AND USE OF ESTIMATES

The condensed interim consolidated financial statements for the six months ended November 30, 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended May 31, 2012, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies adopted are consistent with those of the previous financial year, originally disclosed in Note 3 to the audited consolidated financial statements for the year ended May 31, 2012, and are based on IFRS issued and outstanding as of January 14, 2013, the date the Board of Directors approved the condensed interim consolidated financial statements for the six months ended November 30, 2012.

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires that the Company’s management make judgements and estimates and form assumptions that affect the amounts in the condensed interim consolidated financial statements and related notes to those financial statements. Actual results could differ from those estimates. Judgements, estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to judgements, estimates and assumptions are accounted for prospectively.

In preparing the condensed interim consolidated financial statements for the six months ended November 30, 2012, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the audited consolidated financial statements for the year ended May 31, 2012.

RISK AND UNCERTAINTIES

The following is a brief discussion of those distinctive or special characteristics of PTQ’s operations and industry, which may have a material impact on, or constitute risk factors in respect of, PTQ’s financial performance. However, there may be additional risks unknown to Petaquilla and other risks, currently believed to be immaterial, that could turn out to be material. These risks, either individually or simultaneously, could significantly affect the group’s business and financial results.

The Company operates in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. Investors should carefully consider the risks described below before investing in the Company’s securities. The occurrence of any of the following events could harm PTQ. If these events occur, the trading price of the Company’s common shares could decline, and investors may lose part or even all of their investment.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Mining operations and projects are vulnerable to supply chain disruption and Petaquilla’s operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant.

Petaquilla's operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables and processing equipment. In the past, Petaquilla and other gold mining companies have experienced shortages in critical consumables, particularly as production capacity in the global mining industry has expanded in response to increased demand for commodities, and Petaquilla has experienced increased delivery times for these items. These shortages have also resulted in unanticipated increases in the price of certain of these items. Shortages of strategic spares, critical consumables or mining equipment, which could occur in the future, could result in production delays and production shortfalls, and increases in prices result in an increase in both operating costs and the capital expenditure to maintain and develop mining operations. Petaquilla and other gold mining companies, individually, have limited influence over manufacturers and suppliers of these items. In certain cases there are only limited suppliers for certain strategic spares, critical consumables and processing equipment who command superior bargaining power relative to Petaquilla, or Petaquilla could at times face limited supply or increased lead time in the delivery of such items. If Petaquilla experiences shortages, or increased lead times in delivery of strategic spares, critical consumables or processing equipment its results of operations and its financial condition could be adversely affected.

Petaquilla faces uncertainty and risks in its exploration and project evaluation activities.

Exploration activities are speculative in nature and project evaluation activities necessary to determine whether a viable mining operation exists or can be developed are often unproductive. These activities also often require substantial expenditure to establish the presence, and to quantify the extent and grades (metal content), of mineralized material through exploration drilling. Once mineralization is discovered it can take several years to determine whether adequate ore reserves exist. During this time, the economic feasibility of production may change owing to fluctuations in factors that affect revenue, as well as cash and other operating costs, including:

  future metal and other commodity prices;

  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

  anticipated recovery rates of gold from the ore; and

  anticipated capital expenditure and cash operating costs.

These estimates depend upon the data available and the assumptions made at the time the relevant estimate is made. Resource estimates are not precise calculations and depend on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. Further exploration and studies can result in new data becoming available that may change previous resource estimates which will impact upon both the technical and economic viability of production from the relevant mining project. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

change the economic status of resources resulting in revisions to previous resource estimates. These revisions could impact depreciation and amortization rates, asset-carrying values provisions for closedown, restoration and environmental clean-up costs. These estimates depend upon the data available and the assumptions made at the time the relevant estimate is made.

Petaquilla undertakes revisions to its resource estimate based upon actual exploration and production results, new information on geology and fluctuations in production, operating and other costs and which could adversely affect the life-of-mine plans and consequently the total value of Petaquilla's mining asset base. Resource restatements could negatively affect Petaquilla’s results, financial condition and prospects, as well as its reputation. The increased demand for gold and other commodities, combined with a declining rate of discovery, has resulted in existing reserves being depleted at an accelerated rate in recent years. Petaquilla therefore faces intense competition for the acquisition of attractive mining properties.

From time to time, Petaquilla evaluates the acquisition of exploration properties and operating mines, either as stand-alone assets or as part of companies. Petaquilla’s decisions to acquire these properties have historically been based on a variety of factors including estimates of and assumptions regarding the extent of resources, cash and other operating costs, gold prices and projected economic returns and evaluations of existing or potential liabilities associated with the relevant property and its operations and how these factors may change in the future. All of these factors are uncertain and could have an impact upon revenue, cash and other operating issues, as well as the uncertainties related to the process used to estimate resources.

As a result of these uncertainties, the exploration programs and acquisitions engaged in by Petaquilla may not result in the expansion or replacement of the current production with new resources or operations. Petaquilla’s operating results and financial conditions are directly related to the success of its exploration and acquisition efforts and its ability to replace or increase existing resources. If Petaquilla is not able to maintain or increase its resources, its results of operations and its financial condition and prospects could be adversely affected.

Petaquilla faces many risks related to the development of its mining projects that may adversely affect its results of operations and profitability.

The profitability of mining companies depends, in part, on the actual costs of developing and operating mines, which may differ significantly from estimates determined at the time a relevant mining project was approved. The development of mining projects may also be subject to unexpected problems and delays that could increase the cost of development and the ultimate operating cost of the relevant project. Petaquilla's decision to develop a mineral property is based on estimates made as to the expected or anticipated project economic returns. These estimates are based on assumptions regarding:

  future gold prices;

  anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

  anticipated recovery rates of gold extracted from the ore; and

  anticipated capital expenditure and cash operating costs.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such estimates.

There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine. In addition to those discussed above, these uncertainties include the:

  timing and cost of the construction of mining and processing facilities, which can be considerable;

  availability and cost of skilled labor, power, water and transportation facilities;

  need to obtain necessary environmental and other governmental permits and the time to obtain such permits; and

  availability of funds to finance construction and development activities.

New mining operations could experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production could occur. Finally, operating cost and capital expenditure estimates could fluctuate considerably as a result of changes in the prices of commodities consumed in the construction and operation of mining projects. Accordingly, Petaquilla's future development activities may not result in the expansion or replacement of current production with new production, or one or more new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all. Petaquilla’s operating results and financial conditions are directly related to the success of its project developments. A failure in Petaquilla’s ability to develop and operate mining projects in accordance with, or in excess of, expectations could negatively affect its results of operations and its financial condition and prospects.

The Company may require additional funding in order to continue its operations.

PTQ has been producing since January 8, 2010 when it achieved commercial production at the Molejon gold property. Considering the increase in cash margin, the improvements in throughput and production capacity at the Plant, in addition to the ongoing start up of the on/off leach operation, the risk of requiring additional funding in order to continue its operations has been mitigated. In addition, the Earnings from Operations for the six months ended November 30, 2012, at $12.8 million, increasing 33% compared to same period of previous fiscal year, confirms a positive trend in the finance and operational performance of the Company. This positive trend will allow the Company to manage its cash flow from operations to comply with operational requirements and also with the planned exploration and development programs. Although this, different sources of funding, depending on the market conditions and the appetite of investors to increase their participation in Company’s business or other projects, may become available and could be considered (see Note 27 to the condensed interim consolidated financial statements for the six months ended November 30, 2012). However, there can be no assurance that funding from these sources will be sufficient in the future to satisfy the Company’s operational requirements, debt repayments and cash commitments. It will depend on the market expectations, the performance of PTQ’s production and results.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

The Company has an accumulated deficit as at November 30, 2012 of $117,639,958; however during the six months ended November 30, 2012 the Company obtained an operating margin of $25,015,275 which considered in an accumulated basis together with that obtained during fiscal 2012 and 2011, it has accumulated a total of $79,988,562.

Going concern

The condensed interim consolidated financial statements for the six months ended November 30, 2012 have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future.

Management believes that based on the Company’s planned fiscal 2013 projections, the capital structure and financing strategy, the Company has sufficient cash flow to operate for the next twelve months.

Petaquilla's level of indebtedness could adversely affect its business.

Although this risk could affect the financial situation of PTQ, it has been managed appropriately making possible to payout all the Notes and Convertible Notes during the year ended May 31, 2012.

Due to new acquisitions and growth strategy of the Company, it may incur additional indebtedness in the future. A significant increase in the Company’s debt levels may have important consequences for PTQ, including, but not limited to the following:

  The Company’s ability to obtain additional financing for working capital, capital expenditures, general corporate and other purposes or to fund future operations may not be available on terms favorable to PTQ or at all;

  A significant amount of the Company’s operating cash flow is dedicated to the payment of interest on PTQ’s indebtedness, thereby diminishing funds that would otherwise be available for the Company’s operations and for other purposes;

  Increasing the Company’s vulnerability to current and future adverse economic and industry conditions;

  A substantial decrease in net operating cash flows or increase in the Company’s expenses could make it more difficult for the Company to meet its debt service requirements, which could force PTQ to modify its operations;

  The Company’s leveraged capital structure may place it at a competitive disadvantage by hindering its ability to adjust rapidly to changing market conditions or by making PTQ vulnerable to a downturn in its business or the economy in general;

  PTQ may have to offer debt or equity securities on terms that may not be favorable to the Company or to the Company’s shareholders;

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  Limiting PTQ’s flexibility in planning for, or reacting to, changes and opportunities in the Company’s business and the industry; and

  The Company’s level of indebtedness increases the possibility that PTQ may be unable to generate cash sufficient to pay the principal or interest due in respect of the Company’s indebtedness.

As mentioned in this risk analysis, the cash and indebtedness management of the Company during the year ended May 31, 2011 and the year ended May 31, 2012 created a solid base for the growth of the Company and future projects, maintaining a balanced equity and indebtedness structure for new challenges.

Petaquilla faces many risks related to its operations that may adversely affect its cash flows and overall profitability.

Gold mining is susceptible to numerous events that may have an adverse impact on a mining business, its ability to produce gold and meet its production targets. These events include, but are not limited to:

  environmental hazards, including discharge of metals, pollutants or hazardous chemicals;

  industrial accidents;

  fires;

  labor disputes;

  mechanical breakdowns;

  electrical power interruptions;

  encountering unexpected geological formations;

  unanticipated ground conditions;

  ingresses of water;

  process water shortages;

  failure of mining pit slopes, water dams, waste stockpiles and tailings dam walls;

  legal and regulatory restrictions and changes to such restrictions;

  safety-related stoppages;

  other natural phenomena, such as floods, droughts or inclement weather conditions, potentially exacerbated by climate change.

Mineral prices can fluctuate dramatically and have a material adverse effect on PTQ’s results of operations.

Petaquilla’s revenues are primarily derived from the sale of gold. The market price for gold fluctuates widely. These fluctuations are caused by numerous factors beyond Petaquilla's control including:

  speculative positions taken by investors or traders in gold;

  changes in the demand for gold as an investment;

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  changes in the demand for gold used in jewellery and for other industrial uses, including as a result of prevailing economic conditions;

  changes in the supply of gold from production, disinvestment, scrap and hedging;

  financial market expectations regarding the rate of inflation;

  strength of the US dollar (the currency in which the gold price trades internationally) relative to other currencies;

  changes in interest rates;

  actual or expected sales or purchases of gold by central banks and the International Monetary Fund;

  gold hedging and de-hedging by gold producers;

  global or regional political or economic events; and

  the cost of gold production in major gold producing countries.

On January 14, 2013, the afternoon fixing price of gold on the London Bullion Market was $1,666.50 per ounce. The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of above-ground stocks of the metal in comparison to other commodities, these factors typically do not affect the gold price in the same manner or degree that the supply of and demand for other commodities tends to affect their market price. In addition, the recent shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices.

A sustained period of significant gold price volatility may adversely affect Petaquilla's ability to evaluate the feasibility of undertaking new capital projects or continuing existing operations or to make other long-term strategic decisions. If revenue from gold sales falls below the cost of production for an extended period, Petaquilla may experience losses and be forced to curtail or suspend some or all of its capital projects or existing operations. In addition, it would have to assess the economic impact of low gold prices on its ability to recover any losses that may be incurred during that period and on its ability to maintain adequate cash reserves.

The Company faces risks related to operations in foreign countries.

Currently the Company’s properties are located in Panama, Spain and Portugal. Panama is a country with a developing mining sector but with no other commercially producing mines. Consequently, PTQ is subject to and the Company’s mineral exploration and mining activities may be affected in varying degrees by, certain risks associated with foreign ownership including inflation, political instability, political conditions and government regulations. Any changes in regulations or shifts in political conditions are beyond the Company’s control and may adversely affect the Company’s business. Operations may be affected by government regulations with respect to restrictions on production, restrictions on foreign exchange and repatriation, price controls, export controls, restriction of earnings distribution, taxation laws, expropriation of property, environmental legislation, water use, mine safety and renegotiation or nullification of existing concessions, licenses, permits, and contracts.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

As part of the strategy to manage this kind of country risk, the Company is looking for diversify its project portfolio. During fiscal 2012, majority of the Company’s shareholders approved the acquisition of Iberian Resources Corp. ("Iberian"). Iberian owns 100% of the Lomero-Poyatos Project through its wholly-owned Spanish affiliate, Corporacion de Recursos Iberia S.L. The Lomero-Poyatos Project is located about 85 kilometres northeast of Seville, in the northeast part of the Iberian Pyrite Belt. Iberian also owns several other exploration licenses in Iberia through its wholly-owned Spanish and Portuguese affiliates Sulfuros Complejos Andalucia Mining S.L. (“SCA”) and Almada Mining S.A. (“Almada”). According to Lomero-Poyatos NI 43-101 Report, dated May 2012, the Lomero-Poyatos Mine contains an estimated inferred mineral resource of 6.07Mt averaging 4.25 g/t of gold and 88.74 g/t of silver.

The requirements of the Ley Petaquilla may have an adverse impact on the Company.

PTQ’s operations in Panama are governed primarily by Law No. 9 of the Legislative Assembly of Panama (the “Ley Petaquilla”), a project-specific piece of legislation enacted in February 1997 to deal with the orderly development of the Cerro Petaquilla Concession.

The Ley Petaquilla granted a mineral exploration and exploitation concession to Minera Petaquilla, S.A. (“MPSA”), a Panamanian company formed in 1997 to hold the Cerro Petaquilla Concession covering approximately 136 square kilometers in north-central Panama. Although the Company no longer holds an interest in the copper deposits therein, it continues to hold the rights to the Molejon gold deposit and, as the Cerro Petaquilla Concession encompasses this deposit, the Ley Petaquilla governs the Company’s exploration activities.

The Ley Petaquilla contains fiscal and legal stability clauses necessary in order to obtain project financing and includes tax exemptions on income, dividends and imports. The Ley Petaquilla also provides for an increase in the annual available infrastructure tax credit, higher depreciation rates for depreciable assets which cannot be used in the infrastructure tax credit pool, and a favorable depletion allowance.

In order to maintain the Cerro Petaquilla Concession in good standing, MPSA must pay to the Government of Panama an annual rental fee of $1.00 per hectare during the first five years of the concession, $2.50 per hectare in the ninth to the tenth years of the concession and $3.50 per hectare thereafter. Initially the annual rental was approximately $13,600 payable by MPSA and funded pro rata by its shareholders. The current annual rental is approximately $34,000. The concession was granted for a 20 year term with up to two 20 year extensions permitted, subject to the requirement to begin mine development and to make a minimum investment of $400 million in the development of the Cerro Petaquilla Concession.

Under the Ley Petaquilla, MPSA was required to begin mine development by August 2001. However, MPSA was able to defer commencing development operations by one month for every month that the price of copper remained below $1.155 per pound for up to a further five years (i.e. until August 2006 at the latest). In September 2005, the multi-phase Petaquilla Mine

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Development Plan (the “Plan”) submitted to the Government of Panama by PTQ and MPSA was approved by Ministerial Resolution. The Molejon gold mineral deposit forms part of the Cerro Petaquilla Concession and the first phase of the Plan focus on the advancement of the Molejon gold deposit by PTQ as commenced in 2006. Subsequent phases of the Plan are the responsibility of MPSA.

The Ley Petaquilla also requires MPSA to (i) deliver an environmental report to the General Directorate of Mineral Resources of the Ministry of Commerce and Industries (“MICI”) for evaluation; (ii) submit, prior to extraction, an environmental feasibility study specific to the project area in which the respective extraction will take place; (iii) submit annually a work plan comprising the projections and approximate costs for the respective year to the MICI; (iv) post letters of credit in support of required compliance and environmental protection guarantees; (v) annually pay surface canons; (vi) annually pay royalties for extracted minerals; (vii) annually present to the MICI detailed reports covering operations and employment and training; (viii) create and participate in the administration of a scholarship fund to finance studies and training courses or professional training for the inhabitants of the communities neighboring the Cerro Petaquilla Concession in the provinces of Cocle and Colon; and (ix) maintain all mining and infrastructure works and services of the project, always complying with the standards and regulations of general application in force that pertain to occupational safety, health and construction.

For reference, a copy of Law No. 9, as passed by the Legislative Assembly of Panama on February 26, 1997, was provided with PTQ’s Form 20F for the fiscal year ended May 31, 2009, as Exhibit 4.V.

PTQ’s operations are subject to environmental and other regulation.

The Company’s current or future operations, including development activities and commencement of production on the Company’s properties, require permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, community services and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Other than the Molejon gold mine, there can be no assurance that approvals and permits required to commence production on the Company’s various properties will be obtained. Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which the Company has interests and there can be no assurance that PTQ will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

The Company’s potential mining and processing operations and exploration activities in Panama are subject to various federal and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards,

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

occupational health, waste disposal, toxic substances, mine safety, community services and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that PTQ obtain permits from various governmental agencies. The Company believes that it is in substantial compliance with all material laws and regulations that currently apply to corporate activities. There can be no assurance, however, that all permits which may be required for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project that the Company might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or abandonment or delays in development of new mining properties.

To the best of PTQ’s knowledge, the Company is currently operating in compliance with all applicable environmental regulations except as to matters under mitigation as requested by the government of Panama.

The Company’s directors may have conflicts of interest.

In the event that a conflict of interest arises at a meeting of the directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, PTQ will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of the Province of British Columbia, the Company’s directors are required to act honestly, in good faith and in the Company’s best interests. In determining whether or not PTQ will participate in a particular program and the interest therein to be acquired by it, the Company’s directors primarily consider the potential benefits to PTQ, the degree of risk to which the Company may be exposed and the Company’s financial position at that time. Other than as indicated, PTQ has no other procedures or mechanisms to prevent conflicts of interest.

Environmental protestors

Various independent environmental groups or individuals would like to prevent the operation of mining in Panama. The Company’s operations could be significantly disrupted or suspended by activities such as protests or blockades that may be undertaken by such groups or individuals.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Although these protests or blockades could happen, the Company has in place a contingency plan to guarantee the continuity of its operations and activities at the Molejon mine.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures

Management is responsible for the design and maintenance of disclosure controls and procedures.

Disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. Current disclosure controls include meetings with the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and members of the Board of Directors and Audit Committee through emails, telephone conferences and informal meetings to review public disclosure. All public disclosures are reviewed by certain members of senior management and of the Board of Directors and Audit Committee. The Board of Directors has delegated the duties to the Chief Executive Officer whom is primarily responsible for financial and disclosure controls.

Based on current securities legislation in Canada and the United States, the CEO and the CFO of the Company evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of November 30, 2012 and concluded that such disclosure controls and procedures were operating effectively at that date.

Internals control over financial reporting

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reporting in an accurate and timely manner in accordance with IFRS.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reporting information through its review of the interim and annual financial statements.

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

The CEO and the CFO evaluated the design and effectiveness of internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee Sponsoring Organizations of the Treadway Commission (“COSO”) as at November

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

30, 2012. Based on this evaluation, as at November 30, 2012, the Company believes that its internal controls over financial reporting were designed and operating effectively to provide reasonable, but not absolute, assurance that the objectives of the control system are met.

Changes in internal controls over financial reporting

The Company continues to review and assess its internal controls over financial reporting. There were no significant changes made to internal controls over financial reporting during the six months ended November 30, 2012.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, PTQ is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BCSC”). PTQ is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resources and mineral reserve estimates. Further, PTQ describes mineral resources associated with its properties utilizing terminology such as “inferred” or “indicated” which are terms recognized by Canadian regulators but not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to US Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce. PTQ may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but not recognized by the SEC.

This report may use the term “inferred resources”. US readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

ADDITIONAL INFORMATION

Additional information relating to PTQ, including news releases, financial statements and prior year MD & A filings, is available on SEDAR at www.sedar.com.